SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset High
Income Opportunity Fund Inc. was held on January 26, 2018 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:


Nominees				Votes For	Votes
							Withheld
Paolo M. Cucchi				95,475,423	5,991,707
Eileen A. Kamerick			98,527,002	2,940,128
Jane Trust				96,041,145	5,425,985